

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 5, 2016

<u>Via E-Mail</u>
Saagar Govil
Chief Executive Officer
Cemtrex, Inc.
19 Engineers Lane,
Farmingdale, New York 11735

> **Re:** **Cemtrex, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 23, 2016**
> **File No. 333-213369**

Dear Mr. Govil:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2016 letter.

<u>Experts, page 59</u>

1. Please update your disclosure here to refer to the information included in the Forms 8-K/A filed November 17 and November 29, 2016. Please also clarify the reference in the last bullet on page 60 to a Form 8-K/A amended on "November 17, <u>2017</u>."

<u>Exhibits</u>

2. Given your disclosure on pages 54 regarding counsel's opinion as to the uncertainty of the tax consequences of the transaction, it is unclear why you deleted Exhibit 8.1 from

your list of exhibits. Refer to Sections III.B.1 and B.2 of Staff Legal Bulletin No. 19. Please file such exhibit or advise.

3. It is unclear how the exhibits you file are consistent with each other and with the nature and amount of the offering described in your prospectus. For example, the second page of Exhibit 99.1 refers to an offering of 1,300,000 shares of preferred stock; the second page of Exhibit 99.2 refers to an offering of 1,000,000 units, 1,000,000 shares of preferred stock, and warrants to purchase up to 10,000,000 shares of common stock; and the first page of Exhibit 99.5 refers to an offering of 1,000,000 units. These numbers are inconsistent with the numbers in your fee table, prospectus, and Exhibit 5.1. Please revise or advise.

Exhibit 5.1

4. Please file a revised opinion that addresses the legality of the issuance of the same number of subscription rights that are included in your fee table. Also, we note that you have not yet filed Exhibit 4.1. If the law governing the warrants, as included in this exhibit, differs from the law on which counsel has currently opined, please ensure the opinion is revised to address that law.

Exhibit 23.1

5. Please update your auditor's consent to refer to the audit reports dated November 17 and November 23, 2016 relating to the consolidated financial statements of Periscope GmbH.

Please contact Laurie Abbott at (202) 551-8071 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Spencer G. Feldman, Esq.
Olshan Frome Wolosky LLP